UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ASX ANNOUNCEMENT

21 October 2025

September 2025 Quarterly Report Advisory

North American lithium producer Elevra Lithium Limited (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) (“Elevra” or “Company”) advises that the Company’s September 2025 Quarterly Activities Report is scheduled for release on Wednesday, 29 October 2025.

The Company will host an investor webcast covering the September 2025 Quarterly results commencing at 8.30am AEST (Brisbane), 9.30am AEDT (Sydney, Melbourne) on Wednesday 29 October 2025.

Retail shareholders and investors are invited to listen via a webcast service. To listen live, please click on the link below and register your details: https://webcast.openbriefing.com/elv-qtr1-2026.

Written questions may be submitted via the webcast platform. A direct link is also available from the Elevra website: https://elevra.com.

This link will also provide access to the archive version that will be available approximately two hours after completion of the webcast. Please note that it is best to log on at least five minutes before the scheduled commencement time to ensure that you are registered in time for the call.

Announcement authorised for release by Elevra’s Managing Director.

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 22, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel